Manager Directed Portfolios
615 East Michigan Street | Milwaukee, Wisconsin 53202

November 7, 2025
VIA EDGAR TRANSMISSION
Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting Office
100 F Street NE
Washington, DC 20549

Re:	Manager Directed Portfolios (the “Trust”)
Hood River Drone Innovators ETF (the “Fund”)
Securities Act Registration No: 333-133691
Investment Company Act Registration No: 811-21897
Dear Mr. Be:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendment, and the Trust has determined not to proceed with the offering of this series at this time.

Post-Effective Amendment No.	Date Filed	Submission Type	Accession Number
180	10/29/2025	485APOS	0000894189-25-012526
If you have any questions regarding the above response, please do not hesitate to contact me at amber.kopp@usbank.com.
Sincerely,
/s/ Amber Kopp
Amber Kopp
Secretary, Manager Directed Portfolios